Filed by Grey Wolf, Inc.
Commission File No. 1-08226
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Basic Energy Services, Inc.
Commission File No. 1-32693
Subject Company: Horsepower Holdings, Inc.
M E M O R A N D U M

To:	All Grey Wolf Employees	DATE: April 21, 2008

FROM:	Tom Richards

RE:	Proposed Merger of Grey Wolf and Basic Energy Services

I am pleased to announce that yesterday the Boards of Directors of both Grey Wolf, Inc. (“Grey Wolf”) and Basic Energy Services, Inc. (“Basic Energy Services”) approved a definitive agreement to merge the two companies. This is a very exciting and important combination for both of our companies. The combination of Grey Wolf and Basic creates a more diversified oilfield services company with expanded growth opportunities through enhanced scale, broader geographic reach, and expansion of service offerings. The combined company, to be named Grey Wolf, Inc., will have over 7000 employees, and be headquartered in Houston, Texas.
The merger is pending regulatory and shareholder approval and we expect it to be completed sometime in the third quarter of 2008. At the completion of the merger, which is expected in the third quarter, I will become non-executive Chairman of the Board and Ken Huseman, the current President and CEO of Basic Energy Services, will become CEO of Grey Wolf. David Crowley, current Executive Vice President and Chief Operating Officer of Grey Wolf, will be President and COO. Alan Krenek, currently Senior VP and Chief Financial Officer of Basic, will be Executive VP and CFO. Bob Proffit, Grey Wolf’s current Senior VP of Human Resources will assume the role of Senior Vice President, Administration, and Spencer Armour, Basic’s VP of Corporate Development, will remain in the same role for the new company.
Many things will remain the same, given our shared values and vision for the two companies. The combined company will remain committed to protecting the safety and well being of its employees and will continue to provide high quality services. While we can plan for the integration of the two companies, we may not implement those plans until the transaction is approved by the regulatory authorities and has closed, which is estimated to be in the third quarter.
Basic Energy Services operates a well servicing business headquartered in Midland, Texas. They own and operate over 390 well servicing rigs, 9 drilling rigs (in the Mid-Continent market), 640 trucks, 1700 tanks and 50 disposal wells as part of their fluid handling business. They also provide well site construction services, pressure pumping, cased hole wireline, under-balanced drilling and rental and fishing tool services. As you can see there is very little overlap of our product lines.
We will form joint “integration teams” that will be tasked with addressing organizational and staffing needs of the new company. We will keep our employees informed through regular communications as these collaborative teams resolve their issues. While we do not have answers to all questions at this time, we are providing you with “Employee Questions and Answers” and the press release announcing the merger.
Your dedication to Grey Wolf has made us a premier drilling company. Remain focused on delivering value to our customers and continue to work safely.

Forward Looking Statements and Additional Information
The Company may make statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf and Basic Energy Services. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, the Company does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic Energy Services and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE

PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic Energy Service’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its proxy statement dated April 5, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

3